Mail Stop 60-10


	August 9, 2005

Quentin T. Kelly
Chairman and Chief Executive Officer
WorldWater & Power Corp.
Pennington Business Park
55 Route 31 South
Pennington, New Jersey 08534

Re:	WorldWater & Power Corp.
	Post Effective Amendment No. 1 to
      Registration Statement on Form SB-2
	Filed July 26, 2005
	File No. 333-115561

Dear Mr. Kelly:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note that on July 21, 2005, the interests of the original purchaser under your April 1, 2004 Stock Purchase Agreement were assigned to Camofi Master LDC and you amended the stock purchase agreement to reduce the purchase price of your common stock from $0.27 to $0.24 per share. These changes to the original terms of the stock purchase agreement are not consistent with our guidance regarding private equity lines with registered resales. Refer to
Section VIII of the Current Issues and Rulemaking Projects,
Quarterly
Update (March 31, 2001), which is available in the Corporation Finance section of the SEC`s website. Please withdraw this post-effective amendment.

2. Given the issues identified in the comment above, please tell us how your July 22, 2005 issuance of 4,259,260 shares of common stock to Camofi Master LDC was consistent with Section 5 of the Securities
Act. Also tell us why, given SBI Brightline VIII LLC`s assignment of its purchase obligations under the original stock purchase agreement, you believe your sales to SBI were consistent with Section 5 of the
Securities Act.

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations, page 12

Overview, page 12

3. We note the representation that you continue to seek
opportunities
throughout the world, including the Middle East and Africa.
Please
tell us whether you have any contacts (sales, offices,
distribution
or licensing agreements, other contractual arrangements, etc.) in
or
with countries in the Middle East or Africa and, if so, which
countries.   We may have further comment.


*     *     *


      Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      The company should include in its letter an acknowledgment that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Donald C. Hunt at (202) 551-3647 or me at
(202)
551-3617 with any other questions.

      Sincerely,



	Russell Mancuso
                                          Branch Chief


cc:  Stephen A. Salvo, Esq. (via facsimile)





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Quentin T. Kelly
WorldWater & Power Corp.
August 9, 2005
Page 1